

SECURITIE
V
16022350

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-05889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-15 (MM/DD/YY) AND ENDING 09-30-16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Sabatino (650) 312-3239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.

(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Elaine Sabatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin/Templeton Distributors, Inc., as of September 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 15th day of November, 2016 by Elaine Sabatino proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Notary Public

LUCY YUN
Commission # 2043239
Notary Public - California
San Mateo County
My Comm. Expires Sep 28, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Franklin/Templeton Distributors, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Franklin/Templeton Distributors, Inc. and its subsidiaries (the "Company") as of September 30, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
November 15, 2016

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2016

Assets		
Cash and cash equivalents	$	666,691,299
Receivables		217,402,935
Investments (including $1,521,991 at fair value)		1,733,007
Deferred sales commissions, net		23,085,016
Due from parent and affiliated entities		74,695,853
Property and equipment, net		2,072,768
Goodwill and other intangible assets		551,858,135
Other		5,185,860
Total Assets	**$**	**1,542,724,873**
Liabilities and Stockholder's Equity		
Liabilities		
Sales and distribution fees payable	$	119,277,056
Accounts payable and accrued expenses		77,146,876
Due to affiliated entities		54,992,160
Dividend payable to parent		240,000,000
Income taxes payable		37,739,807
Deferred taxes, net		112,143,118
Total liabilities		641,299,017
Commitments and Contingencies (Note 10)		
Stockholder's Equity		
Common stock, $1.00 par value, 20,000 shares authorized; 2,355 shares issued and outstanding		2,355
Capital in excess of par value		110,685,095
Retained earnings		790,767,172
Accumulated other comprehensive loss		(28,766)
Total stockholder's equity		901,425,856
Total Liabilities and Stockholder's Equity	**$**	**1,542,724,873**

See Notes to Consolidated Statement of Financial Condition.

Franklin/Templeton Distributors, Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
September 30, 2016

---

1. Business

Nature of Operations

Franklin/Templeton Distributors, Inc. ("FTDI" and collectively with its subsidiaries, the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "parent"). FTDI is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and serves as the principal underwriter and distributor for various U.S.-registered mutual funds sponsored by Franklin for which it receives commissions and distribution fees. FTDI is a member of the Financial Industry Regulatory Authority ("FINRA"), which is the designated examining authority of U. S. broker-dealers, and the Securities Investor Protection Corporation.

FTDI does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

FTDI's wholly-owned subsidiaries, Franklin Mutual Advisers, LLC ("FMA") and Franklin Advisory Services, LLC, are registered investment advisers with the SEC. These companies derive substantially all of their operating revenues and net income from providing investment management services to the mutual funds and institutional accounts and separately-managed accounts also sponsored by Franklin (collectively, the "sponsored investment products" or "SIPs"). Services to the SIPs are provided under contracts that set forth the level and nature of the fees to be charged for these services. The majority of the Company's revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's board of directors/trustees and/or its shareholders.

Risks and Uncertainties

During the fiscal year ended September 30, 2016 ("fiscal year 2016"), the global equity financial markets experienced volatility amid ongoing concerns about economic growth in Europe, China and emerging markets, as well as continued weakness in oil prices. Volatility increased significantly in late June following the U.K.'s referendum to leave the European Union but eased during the fiscal fourth quarter. Overall equity market returns were positive for the fiscal year.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations globally that impose restrictions, limitations and registration, reporting and disclosure requirements on its business and add complexity to its compliance operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as well as other legislative and regulatory changes, impose restrictions and limitations on the Company, resulting in increased scrutiny and oversight of the Company's financial services and products. The Company continues to analyze the impact of the Dodd-Frank Act as further implementing rules are adopted and become effective.

In April 2016, the U.S. Department of Labor issued a new fiduciary rule that will subject financial professionals who provide investment advice to certain U.S. retirement clients to a new fiduciary duty intended to address conflicts of interests. Implementation of the rule will be phased in beginning in April 2017, and will generally become fully effective in January 2018.

2. Significant Accounting Policies

Basis of Presentation
The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 15, 2016, which is the date that the consolidated statement of financial condition was issued.

Consolidation
The consolidated statement of financial condition includes the accounts of FTDI and its subsidiaries in which it has a controlling financial interest. The Company has a controlling financial interest when it owns a majority of the voting interest in an entity. All material intercompany accounts and transactions have been eliminated.

Fair Value Measurements
The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels are recognized at the end of each quarter.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are generally obtained from two independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data. Quoted prices are validated through price variance analysis, subsequent sales testing, stale price review, price comparison across pricing vendors and due diligence reviews of third-party vendors.

Level 3 Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability.

The Company records the majority of its investments at fair value on a recurring basis. Fair values are estimated for disclosure purposes for financial instruments that are not measured at fair value.

Cash and Cash Equivalents
Cash and cash equivalents consist of money market funds sponsored by Franklin and deposits with financial institutions and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Deposits with three financial institutions exceeded Federal Deposit Insurance Corporation insured limits by a total of $32,048,345 at September 30, 2016, representing a concentration of credit risk.

Receivables
Receivables primarily consist of fees receivable from SIPs and are carried at invoiced amounts. Due to the short-term nature and liquidity of the receivables, the carrying values of these assets approximate fair value.

Investments
Investments consist primarily of available-for-sale debt securities which are carried at fair value. Realized gains and losses are included in investment income using the average cost method. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized. The fair value of the securities is determined using independent third-party broker or dealer price quotes, and they are classified as Level 2.

Other investments consist of an equity investment in an entity over which the Company is unable to exercise significant influence and is not marketable. The investment is accounted for under the cost method.

Impairment of Investments
Investments are evaluated for other-than-temporary impairment on a quarterly basis when the cost of an investment exceeds its fair value. For debt securities, if the Company intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost, the entire impairment is recorded in earnings. If the Company does not intend to sell or it is not more likely than not that it will be required to sell the security before anticipated recovery of its amortized cost, the impairment is separated into the amount of the total impairment related to the credit loss and the amount of the total impairment related to all other factors. The credit loss component is the difference between the security's amortized cost and the present value of the expected cash flows, and is recognized in earnings. Losses related to all other factors are recognized in accumulated other comprehensive income.

Deferred Sales Commissions, net
Sales commissions paid to financial advisers and broker-dealers on shares sold without a front-end sales charge to investors are capitalized as deferred sales commission assets ("DCA"). The DCA is amortized over the estimated period in which it will be recovered from distribution and service fee revenues and contingent deferred sales charges, generally over twelve to eighteen months, depending on share class.

The Company evaluates DCA for recoverability on a periodic basis using undiscounted future cash flows. The future cash flows estimates include assumptions about average net asset values and shareholder redemption rates.

Property and Equipment, net
Property and equipment, net are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from three to 15 years. Expenditures for repairs and maintenance are charged to expense when incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the lease term, whichever is shorter.

Property and equipment is tested for impairment when there is an indication that the carrying amount of an asset may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by the assets are less than their carrying value. When an asset is determined to not be recoverable, the impairment is measured based on the excess, if any, of the carrying value of the asset over its respective fair value. Fair value is determined by discounted future cash flows models, appraisals or other applicable methods.

Goodwill and Other Intangible Assets

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Other intangible assets consist of acquired mutual fund management contracts for which there is no foreseeable limit on the contract period and are determined to have an indefinite useful life.

Goodwill and indefinite-lived intangible assets are tested for impairment annually as of August 1 and when an event occurs or circumstances change that more likely than not reduce the fair value of the related reporting unit or indefinite-lived intangible asset below its carrying value. The Company has one reporting unit, investment management and related services, consistent with its single operating segment, to which all goodwill has been assigned.

Goodwill and indefinite-lived intangible assets may first be assessed for qualitative factors to determine whether it is necessary to perform a quantitative impairment test. The qualitative analysis considers entity-specific and macroeconomic factors and their potential impact on the key assumptions used in the determination of the fair value of the reporting unit or indefinite-lived intangible asset. A quantitative impairment test is performed if the results of the qualitative assessment indicate that it is more likely than not that the fair value of the related reporting unit is less than its carrying value or an indefinite-lived intangible asset is impaired, or if a qualitative assessment is not performed.

The quantitative goodwill impairment test involves a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of any impairment. In the second step, impairment is computed by comparing the implied fair value of the reporting unit goodwill with the carrying value of the goodwill.

The quantitative indefinite-lived intangible assets impairment test compares the fair value of the asset to its carrying value. If the carrying value is higher than the fair value, impairment is recognized in the amount of the difference in values.

In estimating the fair value of the reporting unit and indefinite-lived intangible assets, the Company uses valuation techniques based on an income approach under which future cash flows are discounted. The future cash flow estimates include assumptions about revenue and assets under management ("AUM") growth rates, the pre-tax profit margin, the average effective fee rate, the effective tax rate, and the discount rate, which is based on the Company's weighted average cost of capital.

Income Taxes

The Company is included in the consolidated U.S. federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its consolidated statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklinand reflected in stockholder's equity. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

One further exception to the separate company method applies to certain deferred tax liabilities related to long lived intangible assets. Franklin views these deferred tax liabilities as having an indefinite reversal nature. Pursuant to the Agreement, in years in which the Company generated tax losses, this deferred tax liability was settled by Franklin via a deemed capital contribution.

Consistent with the separate company method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated statement of financial condition using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

3. New Accounting Guidance

The Financial Accounting Standards Board ("FASB") issued an amendment to the existing consolidation guidance in February 2015. The amendment modifies the consolidation framework for certain investment entities and all limited partnerships. It also eliminates certain criteria used to determine whether fees paid to a decision maker are a variable interest. The Company will adopt the amended guidance on October 1, 2016 and does not expect the adoption to have a material impact on its consolidated statement of financial condition.

The FASB issued an amendment to the existing financial instruments guidance in January 2016. The amendment requires substantially all equity investments in nonconsolidated entities to be measured at fair value with changes recognized in net income, except for those accounted for using the equity method of accounting. The amendment also provides an election to measure equity investments that do not have a readily determinable fair value at cost less impairment, if any. The amendment is effective for the Company on October 1, 2018 and requires a cumulative effect adjustment to retained earnings at adoption. The Company is currently evaluating the impact of adopting the amendment.

The FASB issued new guidance for the accounting for leases in February 2016. The new guidance requires lessees to recognize assets and liabilities arising from substantially all leases. The guidance is effective for the Company on October 1, 2019 and requires a modified retrospective approach at adoption. The Company is currently evaluating the impact of adopting the guidance.

The FASB issued new guidance for the accounting for credit losses in June 2016. The new guidance requires the application of a current expected credit loss model for financial assets measured at amortized cost and an allowance for credit loss model for available-for-sale debt securities. The guidance is effective for the Company on October 1, 2020 and requires a cumulative effect adjustment to retained earnings at adoption. The Company is currently evaluating the impact of adopting the guidance.

4. Investments

Investments consisted of the following at September 30, 2016:

		Amount
Investment securities, available-for-sale		
Securities of U.S. states and political subdivisions	$	1,521,991
Other investments		211,016
Total	**$**	**1,733,007**

As of September 30, 2016, investment securities, available-for-sale had a cost basis of $1,504,164, gross unrealized gains of $17,827 and a contractual maturity of 1.4 years.

The net unrealized holding losses on investment securities, available-for-sale included in accumulated other comprehensive loss were $59,030 for fiscal year 2016.

5. Fair Value Measurements

Assets measured at fair value on a recurring basis at September 30, 2016 consisted of debt securities of $1,521,991 and were classified as Level 2. There were no transfers between levels during fiscal year 2016.

6. Deferred Sales Commissions

Deferred sales commissions at September 30, 2016 were as follows:

	Gross Deferred Commission Assets	Accumulated Amortization	Net
Deferred sales commissions	$ 72,052,248	$ (48,967,232)	$ 23,085,016

7. Property and Equipment

Property and equipment consisted of the following at September 30, 2016:

		Amount	Useful Lives in Years
Furniture, software and equipment	$	4,515,886	3 – 5
Leasehold improvements		2,796,636	10 –15
Total cost		7,312,522	
Less: accumulated depreciation and amortization		(5,239,754)	
Property and Equipment, Net	**$**	**2,072,768**	

8. Goodwill and Other Intangible Assets

There were no changes in the carrying values of goodwill of $119,405,181 and indefinite-lived intangible assets of $432,452,954 during fiscal year 2016. The Company's annual impairment tests of goodwill and indefinite-lived intangible assets as of August 1, 2016 indicated that there was no impairment of these assets. The fair value of the Company's reporting unit and its indefinite-lived intangible assets exceeded their fair values by more than 100%. Subsequent to August 1, 2016, there were no impairments to goodwill or indefinite-lived intangible assets as the Company determined no events occurred or circumstances changed that would indicate that these assets might be impaired.

9. Taxes on Income

In fiscal year 2016, the Company had a tax shortfall associated with stock-based compensation plans of $1,020,283. The tax shortfall was recorded as a decrease in stockholder's equity.

Income taxes payable includes income taxes payable to parent of $31,943,972 as of September 30, 2016.

The significant components of deferred tax assets and deferred tax liabilities at September 30, 2016 were as follows:

	Amount
Deferred Tax Assets	
Deferred compensation and employee benefits	$ 10,928,816
Tax benefits for uncertain tax positions	1,831,890
Net operating loss and tax credit carry-forwards	647,430
Interest accrual	329,506
Other	246,750
Total deferred tax assets	13,984,392
Deferred Tax Liabilities	
Amortization of purchased intangibles	116,943,387
Deferred commissions	8,916,528
Other	267,595
Total deferred tax liabilities	126,127,510
Net Deferred Tax Liability	**$ 112,143,118**

At September 30, 2016, Franklin had fully utilized all of the Company's federal and California state net operating loss carry-forwards.

At September 30, 2016, there were $996,046 in state tax credits expiring in 2026.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits for fiscal year 2016 is as follows:

	Amount
Balance at September 30, 2015	$ 13,153,808
Additions for tax positions of prior years	6,134
Reductions for tax positions of prior years	(2,448,987)
Additions for tax positions related to the current year	122,404
Expiration of statute of limitations	(3,177,200)
Balance at September 30, 2016	**$ 7,656,159**

If recognized, all of this amount, net of any deferred tax benefits, would favorably affect the Company's effective income tax rate in future periods. The accrual for unrecognized tax benefits is included in income taxes payable on the consolidated statement of financial condition.

Accrued interest on uncertain tax positions at September 30, 2016 was $853,095, and is not presented in the unrecognized tax benefits table above.

The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of

September 30, 2016 could decrease by $1,807,714 within the next twelve months as a result of expiration of statutes of limitations in the federal and certain state and local tax jurisdictions, and potential settlements with state tax authorities.

The Company is subject to examination by the taxing authorities in multiple jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: the State of California 2008 to 2010, and 2012 to 2016; the State of New Jersey 2012 to 2016; the States of Connecticut, Florida, New York, and Pennsylvania and federal 2013 to 2016.

10. Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations or liquidity. In management's opinion, an adequate accrual has been made as of September 30, 2016 to provide for any probable losses that may arise from such matters for which the Company could reasonably estimate an amount.

Leases

The Company leases office space primarily under long-term operating leases expiring in fiscal years 2020 and 2026.

Future minimum lease payments under the non-cancelable leases were as follows at September 30, 2016:

for the fiscal years ending September 30	Amount
2017	1,520,562
2018	1,527,539
2019	1,534,736
2020	1,542,196
2021	311,528
Thereafter	1,383,510
Total	**$ 7,820,071**

11. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP") and the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"). The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP, the USIP and the ESIP.

The Company's liability to Franklin for stock-based compensation as of September 30, 2016 was $1,813,259 and is included in accounts payable and accrued expenses in the consolidated statement of financial condition.

Stock and Stock Unit Awards

Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and its consolidated subsidiaries, its funds and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. There are 120 million shares authorized under the USIP, of which 24.3 million shares were available for grant at September 30, 2016.

Stock awards generally entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards generally entitle holders to receive the underlying shares of common stock once the awards vest. Awards generally vest based on the passage of time or the achievement of predetermined Franklin financial performance goals. In the event a performance measure is not achieved at or above a specified threshold level, the portion of the award tied to such performance measure is forfeited.

Stock and stock unit award activity was as follows:

	Time-Based Shares	Performance-Based Shares	Total Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested balance at September 30, 2015	251,285	48,149	299,434	$ 54.67
Granted	305,413	42,042	347,455	41.4
Vested	(249,357)	(27,254)	(276,611)	49.56
Forfeited/canceled	(37,618)	(1,395)	(39,013)	50.11
Transferred in, net	1,274	7,076	8,350	51.85
Nonvested Balance at September 30, 2016	270,997	68,618	**339,615**	**$ 45.71**

Total unrecognized compensation expense related to nonvested stock and stock unit awards, net of estimated forfeitures, was $13.2 million at September 30, 2016. This expense is expected to be recognized over a remaining weighted-average vesting period of 1.6 years. The total fair value of stock and stock unit awards vested during fiscal year 2016 was $10.2 million.

Franklin generally does not repurchase shares upon vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

Employee Stock Investment Plan
The ESIP allows eligible participants to buy shares of Franklin's common stock at a discount of its market value on defined dates. A total of 0.8 million shares were issued by Franklin under the ESIP during fiscal year 2016, and 4.4 million shares were reserved for future issuance at September 30, 2016.

12. Related Party Transactions

The Company enters into transactions during the ordinary course of business with SIPs and affiliated entities. The amounts related to transactions with affiliates included in the Company's consolidated statement of financial condition were as follows:

		Amounts
Receivables	$	206,998,810
Due from parent and affiliated entities		74,695,853
Due to affiliated entities		54,992,160

At September 30, 2016, an unsecured credit agreement was in place under which FMA may lend to Franklin amounts up to a maximum of $500 million. Amounts loaned under this agreement earn interest at 1-month LIBOR plus 0.375% per annum. The expiration date of the agreement is November 15, 2021 unless terminated by mutual written consent of FMA and Franklin. At September 30, 2016, $50 million was receivable under this agreement and was included in due from parent and affiliated entities in the consolidated statement of financial condition.

On September 28, 2016, FTDI declared a cash dividend of $240 million payable to Franklin, which was paid on October 6, 2016.

13. Net Capital Requirement

FTDI is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. FTDI elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since FTDI does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2016, FTDI had net capital of $12,331,162, which was $12,081,162 in excess of its minimum requirement.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, FTDI is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

FTDI claims exemption from SEC Rule 15c3-3 based upon paragraph k(1) of the Rule.